[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 17 2009
DIVISION OF MARKET REGULATION

SECURI 09041845 ON

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 34883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Northeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Passaic Avenue
(No. and Street)

Fairfield (City) New Jersey (State) 07004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandralin Kiss (973) 882-9337
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lazar Levine & Felix LLP
(Name – *if individual, state last, first, middle name*)

65 Madison Avenue, P.O. Box 2138, (Address) Morristown (City) New Jersey (State) 07962-2138 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MK

OATH OR AFFIRMATION

I, Sandralin Kiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Northeastern Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President, COO
Title

Sworn to and subscribed before me this 23d day of February 2009

Notary Public

COLLEEN A. WESTERVELT
NOTARY PUBLIC OF NEW JERSEY
COMMISSION EXPIRES 10/11/12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

****

DECEMBER 31, 2008

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)

December 31, 2008

INDEX

Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

Independent Auditors' Report

Board of Directors
Financial Northeastern Securities, Inc.

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liability subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Northeastern Securities, Inc. at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as listed in the accompanying table of contents is presented for purposes of supplemental analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lazar Levine + Felix LLP
LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
January 28, 2009

65 MADISON AVENUE P.O. Box 2138 / MORRISTOWN, NJ 07962-2138 **Other Offices:** NEW YORK, NY / T 212 736 1900 www.lazarcpa.com
T 973 267 1414 / F 973 326 9157

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
Statement of Financial Condition
December 31, 2008

- ASSETS -

ASSETS:		
Cash and cash equivalents	$	10,733,199
Receivable from customers		927,190
Securities owned, at market value		2,346,913
Property and equipment, net		465,493
Other assets		188,732
Due from affiliate		72,983
TOTAL ASSETS	$	14,734,510

- LIABILITIES AND STOCKHOLDERS' EQUITY -

LIABILITIES:		
Accounts payable and accrued expenses	$	760,128
Payable to clearing broker		87,692
Firm Inventory - Short		5,238
Note payable		27,281
Dividends payable		1,509,135
		2,389,474
Notes payable subordinated to claims of general creditors		3,683,059
STOCKHOLDERS' EQUITY :		
Common stock , no par value, 2,500 shares authorized, 20 shares issued and outstanding		1,000
Retained earnings		8,660,977
TOTAL STOCKHOLDERS' EQUITY		8,661,977
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	14,734,510

See independent auditors' report and notes to financial statements.

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
Statement of Income
For the year ended December 31, 2008

REVENUES:		
Underwriting of certificates of deposit	$	**16,911,372**
Principal transactions		**10,646,954**
Commissions		**981,596**
Other income		**1,427,751**
Interest		**145,480**
		30,113,153
EXPENSES:		
Employee compensation and benefits		15,781,852
Floor brokerage, exchange, and clearance fees		3,174,641
Communications and data processing		340,619
Interest		311,003
Occupancy		215,638
Other general and administrative expenses		1,884,760
		21,708,513
NET INCOME	**$**	**8,404,640**

See independent auditors' report and notes to financial statements.

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
Statement of Changes in Stockholders' Equity
Year ended December 31, 2008

	Common Stock		Retained	
	Shares	Amount	Earnings	Totals
Balance, beginning of year	**20**	**$ 1,000**	**3,580,337**	**$ 3,581,337**
Net income	-	-	8,404,640	8,404,640
Distributions	-	-	(3,324,000)	(3,324,000)
Balance, end of year	**20**	**$ 1,000**	**$ 8,660,977**	**$ 8,661,977**

See independent auditors' report and notes to financial statements.

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
Statement of Changes in Liabilities Subordinated to
Claims of General Creditors
Year ended December 31, 2008

Balance, beginning of year	$	4,243,140
Accrued interest		180,768
Payment of principal and interest		(740,849)
Balance, end of year	$	3,683,059

See independent auditors' report and notes to financial statements.

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
Statement of Cash Flows
Year ended December 31, 2008

Cash flows from operating activities:		
Net income	$	8,404,640
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		107,269
Gain on sale of auto		(15,275)
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Customer receivable		(253,809)
Due from affiliate		(340,460)
Securities owned at market		(908,933)
Other assets		11,388
Increase (decrease) in:		
Accounts payable and accrued expenses		116,195
Payable to clearing broker		43,825
Firm inventory - short		5,238
Net cash provided by operating activities		7,170,078
Investing activities:		
Purchase of property and equipment		(346,152)
Proceeds from sale of automobile		20,455
Net cash used in investing activities		(325,697)
Financing activities:		
Repayment of subordinated notes payable		(560,081)
Repayment of notes payable and capital lease obligations		(83,572)
Distributions to shareholders		(2,253,828)
Net cash used in financing activities		(2,897,481)
Net increase in cash and cash equivalents		3,946,900
Cash and cash equivalents, beginning of year		6,786,299
Cash and cash equivalents, end of year	$	10,733,199
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	180,768

Non-cash financing activities include an increase in dividend payable of $1,070,172

See independent auditors' report and notes to financial statements.

NOTE 1 – NATURE OF BUSINESS

Financial Northeastern Securities, Inc. (the "Company") is a full-service broker-dealer to institutional investors, credit unions, and individual investors. The Company is registered under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in principal transactions and underwriting certificates of deposit.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. At December 31, 2008, management believes that the carrying amount of cash equivalents approximates fair value because of the short maturity of theses financial instruments. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments. The Company's temporary cash investments are placed with high credit quality financial institutions. At times, such investments may exceed federally insured limits of $100,000 per financial institution. On October 3, 2008 the Federal Deposit Insurance Corporation increased the limit to $250,000 for interest bearing accounts and unlimited for non-interest bearing accounts (FNS checking account is a non-interest bearing account) per financial institution. Uninsured cash and cash equivalents totaled $10,200,000 at December 31, 2008.

Customer Receivable
Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible. The Company had an allowance for doubtful accounts at December 31, 2008 of $36,518.

Securities Owned, at market
Marketable securities bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with gains and losses, determined using the specific identification method, recognized currently in the statement of operations. The unrealized gains and losses are reflected in revenues.

Fair Value Measurement
The Company has adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets of liabilities that the Company has the ability to access.
- Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement – Continued
The Company's equity securities owned at December 31, 2008 are valued based on quoted prices from an exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarch. As of December 31, 2008, the Company had $2,346,913 of marketable securities owned which were all classified as Level 1 under the fair value hierarchy.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Telephone equipment	10 years	Straight-line
Computer hardware	3 years	Straight-line
Vehicles	5 years	Declining-balance

Revenue and Expense Recognition from Securities Transactions
Commission revenues and expenses are recognized on a settlement-date basis, which is not materially different from trade-date basis. Proprietary securities transactions and the related revenue and expense are also recorded on a settlement-date basis, which is not materially different from trade-date basis.

Underwriting Revenues
Underwriting revenues are recorded in accordance with the terms of the respective underwriting agreements.

Income Taxes
As an "S" corporation, the Company is not subject to federal and New Jersey income taxes. The individual shareholders are responsible for the payment of income taxes on the Company's earnings. Accordingly, there is no provision for federal and New Jersey income tax in the accompanying financial statements.

In accordance with FASB Staff Position FIN 48-3, the Company has elected to defer the adoption of FIN 48 "Accounting for Uncertainty in Income Taxes". FIN 48 requires that financial statements recognize the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company's accounting policy is to recognize uncertain tax positions if it is probable that a liability has been incurred at the balance-sheet date and the liability can be reasonable estimated. When the amount of a liability cannot be reasonably estimated, an accrual is not recorded.

Dividends Payable
The Company has committed to reimburse its stockholders for the income tax liability that will be incurred by the stockholders as a result of the "S" corporation elections. Dividends payable of approximately $1,509,000 have been recorded in recognition of this obligation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture & fixtures	$ 232,975
Telephone equipment	165,845
Computer hardware	542,205
	941,025
Less accumulated depreciation and amortization	475,532
	$ 465,493

Depreciation expense for 2008 approximates $107,000.

NOTE 4 – SECURITIES OWNED

Securities owned at December 31, 2008 are as follows:

Certificates of Deposit	$ 2,338,360
Equity Securities	8,553
	$ 2,346,913

NOTE 5 – NOTE PAYABLE

An equipment note payable with an outstanding principle balance of $27,281 due in 2009 bears interest at 6.25% per annum; the note is secured by the underlying equipment.

NOTE 6 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated notes are payable to the Company's stockholders and bear interest at the bank's prime rate plus two percent, not to exceed 8% (5.25% at December 31, 2008). The principal amount outstanding under the notes are repayable in 27 quarterly installments, which commenced on April 1, 2006

Principal amount outstanding under notes	$ 2,485,972
Accrued interest	1,197,087
Total	$ 3,683,059

The subordinated notes and related accrued interest qualify as capital as they are subject to a satisfactory subordination agreement under 17 CFR 240.15c3-1. Repayment by the Company would be suspended if its aggregate indebtedness would exceed 1200 percent of its net capital and equity capital withdrawal and additional debt limitations are in place. The common stock of the Company has been pledged to the note holders. Interest expense on subordinated notes total approximately $181,000 for 2008.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $10,738,389, which was $10,638,389 in excess of its required net capital of $100,000.

NOTE 8 – OFF-BALANCE SHEET RISK

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for some execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that the clearing broker-dealer executes customer transactions properly.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

An affiliate of the Company has entered into various operating leases for office space through 2011. The affiliate has options to renew its office leases. Minimum annual lease payments subsequent to December 31, 2008 are as follows:

Year Ending December 31,	
2009	$ 327,000
2010	315,000
2011	202,000
	$ 844,000

Rent expenses under operating leases were approximately $216,000 during 2008. As described in note 10, an agreement is in place whereby the affiliated company shares the cost relative to the office space lease.

NOTE 10 – RELATED PARTY TRANSACTIONS

Pursuant to an administrative cost sharing agreement, the Company shares the cost of overhead expenses with an affiliated company based on relative sales levels. As of December 31, 2008 there exists an amount due from affiliate of $72,983.

NOTE 11 –PENSION PLANS

Defined Contribution Pension Plan
The Company is a participating employer of a 401K plan that allow for pre-tax employee contributions and a discretionary employer match in addition to a discretionary employer profit sharing contribution. Eligible employees to benefit by the employer contributions must meet certain age and service requirements. Full vesting is reached in year three after 33% vesting each in years one and two. Total expense for the defined contribution pension plan for the year ended December 31, 2008 is approximately $185,600.

An affiliate established a non-qualified deferred compensation program in 2004 with certain key employees whereby they may defer a portion of annual compensation for payment upon retirement. The employee immediately vests with respect to their contributions.

Supplemental Executive Retirement Plan
An affiliate established a non-qualified deferred compensation program and a Supplemental Executive Retirement Plan (SERP) in 2004, both of which are amended and restated effective January 1, 2007. Eligible employees, as defined, may defer up to 5% of their compensation in a retirement account or may elect an in-service deferral by designating the year in which payment shall be made. The employee immediately vests with respect to their contributions. Also, the Company has absolute discretion to defer additional employer contributions on behalf of the participants. Beginning in 2007, participants vest in these employer discretionary contributions at 20% per year (pre 2007 10-year cliff vesting), except for employment termination who due to retirement, death or disability, in which case they will become fully vested at that time. Total expense for the deferred compensation and SERP agreements for the year ended December 31, 2008 is approximately $430,000.

SUPPLEMENTARY INFORMATION

Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors of Financial Northeastern Securities, Inc.

Our report on our audit of the basic financial statements of Financial Northeastern Securities, Inc. as of December 31, 2008 and for the year then ended is presented in the preceding section of this report. That audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying information shown on page 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lazar Levine + Felix LLP
LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
January 28, 2009

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Net capital, stockholder's equity		$	8,661,977
Add			
Liabilities subordinated to claims of general creditors allowable in computation of net capital			3,683,059
Less nonallowable assets			
Receivable from customer			927,190
Property and equipment, net			465,493
Other assets			188,732
			1,581,415
Net capital before haircuts on securities positions (Tentative net capital)			10,763,621
Haircuts on securities		$	25,232
Net capital		$	10,738,389
Aggregate indebtedness			
Accounts payable and accrued expenses		$	687,146
Payable to clearing broker			87,692
Note payable			27,281
		$	802,119
Computed basic minimum net capital requirement (6.67% of aggregate indebtness)		$	53,501
Minimum net capital required (under SEC Rule 15c3-1)		$	100,000
Excess net capital ($10,738,385 - $100,000)		$	10,638,389
Percentage of aggregate indebtness to net capital	$ 802,119 / $ 10,738,389		7%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A as of December 31, 2008)

Net capital, as reported by company (Unaudited)	$	10,738,389
Adjustments:		-
Net capital, per above	$	10,738,389

See independent auditors' report and notes to financial statements.

Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Financial Northeastern Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Financial Northeastern Securities, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

65 MADISON AVENUE P.O. Box 2138 / MORRISTOWN, NJ 07962-2138 **Other Offices:** NEW YORK, NY / T 212 736 1900 www.lazarcpa.com
T 973 267 1414 / F 973 326 9157

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

(Continued)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lazar Levine & Felix LLP

LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
January 28, 2009